Chiquita Brands International

ROBERT W. OLSON

Senior Vice President, General Counsel and Secretary

September 30, 2005

VIA EDGAR AND FACSIMILE

Melinda Kramer

Securities and Exchange Commission

450 Fifth Street, N.W.

Mail Stop 04-05

Washington, DC 20549

RE: Chiquita Brands International, Inc. Form S-3 File No. 333-123181

Dear Ms. Kramer:

We have reviewed your letter dated March 28, 2005 regarding the registration statement on Form S-3 (file no. 333-123181) of Chiquita Brands International, Inc. (the “Company”). For the convenience of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), we have provided our response below a copy of the Staff’s comment.

General

1.	We note your discussion in the Form 8-K filed on February 23, 2005 of your Stock Purchase Agreement with Performance Food Group for the acquisition of their Fresh Express salad and fruit business entered into on February 22, 2005. Supplementally, please provide your analysis of whether the acquisition is significant under Rule 3-05 of Regulation S-X such that financial statements and pro forma financial information will be required to be filed. In this regard, please note that if the acquisition is sufficiently significant, this information will be required to be filed prior to effectiveness of this registration statement. We may have further comment upon reviewing your response.

Response

The Company analyzed whether its acquisition of the Fresh Express salad and fruit business from Performance Food Group Company was significant under Rule 3-05 of Regulation S-X and whether pro forma financial information was required pursuant to Rule 11-01 of Regulation S-X. The Company determined that the acquisition was significant and that financial statements of Fresh Express conforming to Rules 3-01 and 3-02 would need to be filed with the Commission. In addition, the Company determined that pro forma financial information would also need to be filed with the Commission. Accordingly, the

250 East Fifth Street, Cincinnati, Ohio 45202

(513) 784-8804 Fax: (513) 564-2925

E-Mail: bolson@chiquita.com

Securities and Exchange Commission

September 30, 2005

Company filed a Form 8-K on July 1, 2005, as amended on July 15, 2005, which contained the required financial statements and pro forma financial information. The Form 8-K filed on July 1, 2005, as amended on July 15, 2005, is incorporated by reference into the Company’s Amendment No. 1 to the S-3 Registration Statement filed with the Commission on September 7, 2005.

If you have any questions or require additional information, please contact me at the address and telephone listed on the prior page or Barbara Wagner, Esq. in this office at (513) 784-8616. You may also contact Bradley Friedman (telephone (212) 735-3783) or Michael Zeidel (telephone (212) 735-3259) at Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, New York 10036-6522.

Very truly yours,

/s/ Robert W. Olson